SHUTTLE PHARMACEUTICALS, INC.

1 RESEARCH COURT, SUITE 450

ROCKVILLE, MD 20850

May 5, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Ms. Mary Beth Breslin
Mr. Jeffrey Gabor
Ms. Keira Nakada
Ms. Mary Mast

Re:	Shuttle Pharmaceuticals, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 3, 2017
File No. 333-215027

Ladies and Gentleman:

In response to the Staff’s letter of May 5, 2017 (the “Comment Letter”), the Company hereby files Amendment No. 4 to the Registration Statement on Form S-1.

The following sets forth the Company’s response to the comment set forth in the Comment Letter. For your convenience, the response to the comment follows the comment itself.

Summary Financial Information, page 12

Comment:

1.             Please revise the equity section presentation on your balance sheet to be consistent with the presentation on page F-3.

Response:

In response to the Staff’s comment, the Company has revised the equity section presentation on the summary balance sheet contained in the section of the prospectus entitled “Summary Financial Information” to conform to the presentation contained in the financial statements on page F-3 of the prospectus. As the Company would like to have the Registration Statement declared effective on or about May 10, 2017, we would appreciate being advised by the Staff as soon as practicable as to whether the Staff has any further comments with respect to the Registration Statement. If that is the case, we will submit a formal acceleration request by EDGAR, giving due consideration to the Staff’s timing needs.

Securities and Exchange Commission

Division of Corporation Finance

May 5, 2017

If you have any further questions or comments, kindly contact the undersigned at (240) 403-4212 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (786) 888-1744.

Very truly yours,

SHUTTLE PHARMACEUTICALS, INC.

By:	/s/ Anatoly Dritschilo
Anatoly Dritschilo, M. D.
Chief Executive Officer